

August 21, 2013

Bunloet Sriphanorm
President
Pack Fuerte, Inc.
99 Village no. 12, Khok Kruat Sub-District
Mueang Nakhon Ratchasima District
Nakhon Ratchasima Province 30280
Thailand

> **Re: Pack Fuerte, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 13, 2013**
> **File No. 333-187007**

Dear Mr. Sriphanorm:

We have reviewed your amended registration statement and letter of correspondence dated April 30, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one of our letter dated July 8, 2013 and the additional disclosures you have provided. Please disclose the manner in which the further research and development needed to implement your plan of operations will be undertaken, and the basis of your disclosed time frames of 120 days to having a prototype and nine months to having a final prototype. In addition, while we note that you believe your lack of a prototype makes negotiating with manufacturers unproductive at this time, please discuss your plans for making the prototype itself. Lastly, you should discuss what research, if any, you have done, or contacts you have made with luggage manufacturing companies to determine whether your product will be marketable to luggage manufacturers.

Use of Proceeds, page 17

2. We note your responses to prior comments regarding whether you are a blank check company, including that you believe you have a business plan and your statement, in the filing, that you are not a blank check and do not intend to engage in a business combination. However, any specific information about your uses of proceeds of the offering appears to relate only to administrative items, again, suggesting that you may be a blank check company. The bulk of your offering proceeds are assigned to "phases", but you do not explain what amount of proceeds you will use in each phase for specific purposes. For example, you do not disclose the amount that you expect to spend on backpacks, suitcases and luggage, even though you have multiple statements throughout your prospectus regarding the necessity of purchasing baggage to engage in your plan of operations. It appears from your disclosure that completion of this offering will be necessary for you to purchase baggage, and that such purchase will be a material cost. Please disclose the anticipated costs of such baggage. You also do not address amounts necessary to make the prototype, or how any specific amounts will be used for identified purposes during the testing or selling phase. As a result, it remains unclear that you in fact have a business plan that will require or use proceeds of this offering in its execution. Please revise your use of proceeds and other relevant sections of the prospectus to discuss with more specificity how the proceeds you plan to raise in this offering will be used for specific purposes necessary to your becoming operational under your business plan.

Security Ownership of Certain Beneficial Owners and Management, page 57

3. Please reconcile the language on page 58 stating that "[t]here is no amount of anything of value (including money, property, contracts, options or rights of any kind) received or to be received, directly or indirectly, by any current or past promoter with your statement at the top of page 59, that Mr. Sriphanorm has extended $1,004 of credit to the Company.

You may contact Patricia Do at (202) 551-3743 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director